SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 12, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips provides update on its financial performance in Q4 2021”, dated January 12, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on January 12, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

January 12, 2022

Philips provides update on its financial performance in Q4 2021

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today provided an update on the fourth-quarter 2021 and full-year 2021 financial results.

Group sales for the quarter are expected to be approximately EUR 4.9 billion, which is around EUR 350 million lower than Philips’ earlier expectations. This is mainly due to intensified global supply chain shortages (primarily related to electronic components and freight capacity), as well as the postponement of customer equipment installations. The comparable sales [1] decline was approximately 10%, mainly due to these effects and the impact of the earlier announced Philips Respironics recall.* Group Adjusted EBITA [2] for the quarter is expected to be approximately EUR 650 million, which is approximately 13% of sales, impacted by the decline in sales and higher supply costs.

Consequently, Group sales for the full year 2021 are now expected to be approximately EUR 17.2 billion, resulting in an expected Group comparable sales decline of approximately 1% for the year. The supply chain headwinds combined with the impact related to the Philips Respironics recall* amounted to an impact of approximately 5 percentage points on the Group’s full year comparable sales. Group Adjusted EBITA for the full year is expected to be around EUR 2.1 billion, or approximately 12% of sales.

Group comparable order intake growth in the fourth quarter has remained robust with 4% growth driven by double-digit-growth in the Diagnosis & Treatment businesses, resulting in 4% growth for the full year 2021. This further builds on the high-single-digit comparable order intake growth in Q4 2020 and full-year 2020.

“We continue to see good demand for our innovative products and solutions, resulting in an all-time high order book,” said Frans van Houten, CEO of Royal Philips. “However, we faced significantly intensified global supply chain issues across our businesses, in addition to customer postponement of equipment installations in hospitals. We are closely working with suppliers and governments to address the shortages in the healthcare supply chain and ensure they recognize the importance of prioritizing life-saving medical equipment.”

Group restructuring, acquisition-related and other charges in the fourth quarter are expected to amount to EUR 420 million, which is EUR 315 million above the previously guided charges due to a further increase of the field action provision related to the voluntary Philips Respironics recall notification* (see below) and a provision for quality actions and other matters in the Connected Care businesses.

Update on voluntary Philips Respironics recall notification *

Philips Respironics is increasing the field action provision by around EUR 225 million, mainly due to the higher volume of devices now requiring remediation and increased supply costs. Philips Respironics expanded the scope to certain older devices in the interest of patients and in alignment with the relevant competent authorities and now expects to remediate a total of approximately 5.2 million registered devices globally.

“Patient well-being is at the heart of everything we do at Philips, and we aim to get a solution to patients as fast as possible,” said Frans van Houten. “To date, Philips Respironics has produced a total of approximately 1.5 million repair kits and replacement devices, of which approximately 700,000 have reached customers. I am also encouraged by the positive VOC test results to date for the first-generation DreamStation devices, which we published in December 2021 [3].”

Philips will discuss today’s announcement in a conference call from 09.00 to 09:30 am CET, January 12, 2022. The fourth-quarter and full-year 2021 financial results will be reported on January 24, 2022.

* Recall notification in the US/field safety notice outside the US.

[1] Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance.

[2] Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other one-time charges and gains.

[3] Philips Respironics continuous to make good progress with the comprehensive test and research program to better assess and scope potential patient health risks related to possible emission of particulates from degraded foam and certain volatile organic compounds (VOCs). In December 2021, Philips provided an update on the positive VOC test results to date for the first-generation DreamStation devices. The first-generation DreamStation devicesrepresent the majority of the registered affected devices. Further testing is ongoing.

For further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation .